[THE BANK HOLDINGS LETTERHEAD]

August 11, 2006

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:                               The Bank Holdings
Registration Statement on Form S-4
File No. 333-136212

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, The Bank Holdings (the “Company”) hereby requests that the effective date of the above-captioned registration statement on Form S-4 (the “Registration Statement”), relating to the registration of 1,475,613 shares of the Company’s Common Stock, be accelerated to 2:00 p.m., Eastern Standard Time, on August 14, 2006, or as soon thereafter as may be practicable.

In connection with request, this letter shall confirm the Company’s understanding that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We further understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the offering of the securities covered by the Registration Statement.

Very truly yours,

THE BANK HOLDINGS

		By:	/s/ HAL GIOMI
Hal Giomi
Chief Executive Officer

cc:	Gary Steven Findley, Esq.
Gary Steven Findley & Associates